RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
($000’s)	2005	2004

ASSETS
Current
Cash	$ 3,552	$ 634
Accounts receivable	385,039	360,696
Inventories	511,235	553,915
Prepaid expenses and other assets	6,201	7,069
Income taxes recoverable	1,435	5,996
Discontinued operations (Note 4)	-	9,483

	907,462	937,793

Property, Plant and Equipment	183,173	180,655
Assets Held For Sale (Note 9)	-	6,291
Deferred Financing Charges	7,796	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	1,449	1,614
Other Assets	2,851	2,566

	$ 1,111,936	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 69,436	$ 33,242
Accounts payable and accrued liabilities	297,407	348,166
Income taxes payable	1,827	60,049
Discontinued operations (Note 4)	2,937	9,403

	371,607	450,860

Other Accrued Liabilities	9,240	11,440
Long-Term Debt	214,480	210,630
Pensions and Benefits (Note 7)	10,323	10,146
Future Income Tax Liabilities	7,181	6,831

	612,831	689,907

Shareholders' Equity (Note 8)
Shareholders' equity	499,105	456,574

	499,105	456,574

	$ 1,111,936	$ 1,146,481

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000, except per share data)	2005	2004	2005	2004

Revenues	$ 644,845	$ 588,014	$ 1,338,734	$ 1,100,416
Cost of sales and operating expenses	605,640	497,208	1,240,722	949,639

Earnings before the following	39,205	90,806	98,012	150,777
Restructuring (Note 9)	2,787	(520)	2,382	(1,352)
Debt restructuring costs	-	(1,862)	-	(13,172)
Interest expense (Note 3)	(5,400)	(5,679)	(10,299)	(10,835)

Earnings before income taxes	36,592	82,745	90,095	125,418
Provision for income taxes	(13,052)	(31,441)	(33,065)	(48,463)

Earnings from continuing operations	23,540	51,304	57,030	76,955
Loss from discontinued operations (Note 4)	(16)	(897)	(62)	(1,244)

Net earnings for the period	23,524	50,407	56,968	75,711

Retained earnings --

Dividends on preferred shares	-	-	-	(611)

Earnings available to common
shareholders	23,524	50,407	56,968	75,100
Dividends on common shares	(10,109)	(4,903)	(20,124)	(8,818)
Retained earnings, beginning of the period	286,162	131,280	262,733	110,502

Retained earnings, end of the period	$ 299,577	$ 176,784	$ 299,577	$ 176,784

Basic earnings per common share
- continuing operations	$ 0.47	$ 1.05	$ 1.13	$ 1.60

Basic earnings per common share	$ 0.47	$ 1.03	$ 1.13	$ 1.58

Diluted earnings per common share
- continuing operations	$ 0.46	$ 1.01	$ 1.12	$ 1.56

Diluted earnings per common share	$ 0.46	$ 1.00	$ 1.12	$ 1.54

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended June 30,		Six months ended June 30,
($000)	2005	2004	2005	2004

Operating activities
Earnings from continuing operations	$ 23,540	$ 51,304	$ 57,030	$ 76,955
Depreciation and amortization	4,766	4,808	9,403	9,437
Future income taxes	2,990	2,070	8,676	1,721
Loss (gain) on sale of fixed assets	(265)	80	(266)	219
Stock-based compensation	658	168	851	558
Debt redemption costs	-	429	-	2,525

Cash from operating activities
before working capital	31,689	58,859	75,694	91,415

Changes in non-cash working capital items
Accounts receivable	33,811	(14,051)	(24,485)	(106,479)
Inventories	17,495	(44,068)	44,130	(62,414)
Accounts payable and accrued liabilities	(18,355)	13,107	(50,606)	61,237
Current income taxes	(3,131)	21,026	(61,850)	29,183
Other	(181)	(246)	860	(1,334)

Change in non-cash working capital	29,639	(24,232)	(91,951)	(79,807)

Cash from (used in) operating activities	61,328	34,627	(16,257)	11,608

Financing activities
Increase (decrease) in bank borrowing	(48,701)	11,377	36,194	(59,539)
Issue of common shares	166	442	3,882	50,567
Issuance of long-term debt	-	-	-	235,200
Redemption of long-term debt	-	(27,097)	-	(184,715)
Redemption of preferred shares	-	-	-	(30,000)
Dividends on common shares	(10,109)	(4,903)	(20,124)	(8,818)
Dividends on preferred shares	-	-	-	(611)
Deferred financing costs	(31)	(24)	(156)	(6,983)

Cash from (used in) financing activities	(58,675)	(20,205)	19,796	(4,899)

Investing activities
Purchase of fixed assets	(7,084)	(5,381)	(12,159)	(12,086)
Proceeds on sale of fixed assets	1,242	279	1,365	518
Proceeds from assets held for sale	5,869	2,200	5,869	2,200
Other	(3,358)	1,579	(2,138)	1,623

Cash used in investing activities	(3,331)	(1,323)	(7,063)	(7,745)

Discontinued operations
Operating activities	(16)	174	(62)	(173)
Investing activities	2,415	-	6,504	-

Cash from (used in) discontinued operations	2,399	174	6,442	(173)

Increase (decrease) in cash	1,721	13,273	2,918	(1,209)
Cash position, beginning of the period	1,831	4,526	634	19,008

Cash position, end of the period	$ 3,552	$ 17,799	$ 3,552	$ 17,799